

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Goldman Sachs Capital I Capital Security Backed
Series 2005-1

CLASS A CUSIP NO.	80412A200
CLASS B CUSIP NO.	80412AAA9

Distribution Date   February 15, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Principal Amount Class B (Notional Value)	Principal Payment	Ending Principal Amount	Fixed Rate/ Class B Rate per Unit (1,574 Units)	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$ 60,000,000.00	$0.00	$ 60,000,000.00	6.125%	180	30/360	$ 1,837,500.00	$0.00	$ 1,837,500.00
$ 1,574,000.00	$0.00	$ 1,574,000.00	38.4371	n/a	n/a	$ 60,500.00	$0.00	$ 60,500.00

Additional Information

Trustee Fees	$2,000.00
Expense Account Deposit	$3,500.00

Underlying Security   Goldman Sachs Group , Inc. 6.345 deb 12/01/45 Cusip 38143VAA7

Payment Dates	February & August 15 or NBD
Current Principal Balance	$60,000,000.00
Annual Coupon Rate (Fixed)	6.34500%
Interest Payment Received	$1,903,500.00

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
38143VAA7	A1	A-		Baa3	21-Jun-12	BB+	29-Nov-11
804111201	A1	A-		Baa3	22-Jun-12	BB+	16-Dec-11
804111AA0	A1	A-		N/A	N/A	BB+	16-Dec-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.